UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 10, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

File No. 333-163155 - CF#24319

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Concord Medical Services Holdings Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to a Form F-1 filed on November 17, 2009.

Based on representations by Concord Medical Services Holdings Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9	through November 23, 2019
Exhibit 10.10	through December 31, 2010
Exhibit 10.11	through December 31, 2016
Exhibit 10.12	through November 23, 2019
Exhibit 10.13	through March 31, 2015
Exhibit 10.14	through March 31, 2017
Exhibit 10.15	through November 23, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel